SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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China Distance Education Holdings Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated November 20, 2018	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Mark Marostica
Name:	Mark Marostica
Title:	Co-Chief Financial Officer

By:	/s/ Philip Chan
Name:	Philip Chan
Title:	Co-Chief Financial Officer

Date: November 21, 2018

Exhibit 99.1

China Distance Education Holdings Limited Reports Financial Results for

Fourth Quarter and Fiscal Year 2018

- Fourth Quarter 2018 Net Revenue Up 28.6% Year-Over-Year to $53.6 Million -

- Fourth Quarter 2018 Non-GAAP Net Income Up 73.9% Year-Over-Year to $12.5 Million -

- Fourth Quarter 2018 Cash Receipts from Online Course Registration

Up 61.7% Year-Over-Year to $36.0 Million -

- Completion of further acquisition of Beijing Ruida in July 2018 -

BEIJING —November 20, 2018— China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education and value-added services for professionals and corporate clients in China, today announced unaudited financial results for the fourth quarter and fiscal year 2018 ended September 30, 2018.

Fourth Quarter Fiscal 2018 Financial and Operational Highlights

•	Net revenue increased by 28.6% to $53.6 million from $41.7 million in the prior year period.

•	Total course enrollments were 805,500, a decrease of 2.9% from the fourth quarter of fiscal 2017.

•	Cash receipts from online course registration were $36.0 million, a 61.7% increase from the fourth quarter of fiscal 2017.

•	Gross profit increased by 8.9% to $27.4 million from $25.2 million in the prior year period.

•	Non-GAAP[1] gross profit increased by 8.9% to $27.4 million from $25.2 million in the prior year period.

•	Gross margin was 51.1%, compared with 60.3% in the prior year period. Non-GAAP[1] gross margin was 51.2%, compared with 60.4% in the prior year period.

•	Operating income increased by 15.6% to $12.2 million from $10.5 million in the prior year period.

•	Non-GAAP[1] operating income increased by 14.5% to $12.8 million from $11.2 million in the prior year period.

•	Net income increased by 64.8% to $9.7 million from $5.9 million in the prior year period.

•	Non-GAAP[1] net income increased by 73.9% to $12.5 million from $7.2 million in the prior year period.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

•

Basic and diluted net income per American Depositary Share (“ADS”) were $0.290 compared with basic and diluted net income per ADS of $0.178 and $0.177, respectively, for the fourth quarter of fiscal 2017. Each ADS represents four ordinary shares.

•

Basic and diluted non-GAAP[1] net income per ADS were $0.377 and $0.375, respectively, compared with basic and diluted non-GAAP[1] net income per ADS of $0.219 and $0.218, respectively, for the fourth quarter of fiscal 2017.

•	Cash flow from operations increased by 471.9% to $16.7 million from $2.9 million in the fourth quarter of fiscal 2017.

•	Completion of acquisition of additional 11% equity interest in Beijing Ruida in July 2018, bringing the Company’s total equity interest in Beijing Ruida to 51%.

Fiscal Year 2018 Financial and Operational Highlights

•	Net revenue increased by 27.2% to $166.7 million from $131.0 million in fiscal year 2017.

•	Total course enrollments were 3.2 million, a decrease of 7.0% from fiscal year 2017.

•	Cash receipts from online course registration were $158.9 million, a 45.1% increase from fiscal year 2017.

•	Gross profit increased by 7.1% to $78.8 million from $73.6 million in fiscal year 2017.

•	Non-GAAP[1] gross profit increased by 7.1% to $78.9 million from $73.7 million in fiscal year 2017.

•	Gross margin was 47.3%, compared with 56.2% in fiscal year 2017. Non-GAAP[1] gross margin was 47.4%, compared with 56.3% in fiscal year 2017.

•	Operating income decreased by 24.4% to $15.9 million from $21.1 million in fiscal year 2017.

•	Non-GAAP[1] operating income decreased by 21.4% to $18.3 million from $23.2 million in fiscal year 2017.

•	Net income decreased by 22.2% to $11.6 million from $14.9 million in fiscal year 2017.

•	Non-GAAP[1] net income decreased by 8.9% to $16.1 million from $17.7 million in fiscal year 2017.

•

Basic and diluted net income per American Depositary Share (“ADS”) were $0.347, compared with basic and diluted net income per ADS of $0.453 and $0.448, respectively, for fiscal year 2017. Each ADS represents four ordinary shares.

•

Basic and diluted non-GAAP[1] net income per ADS were $0.488 and $0.485, respectively, compared with basic and diluted non-GAAP[1] net income per ADS of $0.539 and $0.532, respectively, for fiscal year 2017.

•	Cash flow from operations increased by 33.6% to $50.4 million from $37.7 million in fiscal year 2017.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said, “We concluded the fiscal year with fourth quarter revenue growth of 28.6% year-over-year, modestly below our guidance range, mainly due to a higher-than-expected mix of cash receipts from our refundable accounting elite classes, representing 26.8% of cash receipts from online course registration in the fourth quarter. The revenue from elite classes can be recognized only upon the release of related exam results and the expiration of the students’ right to receive a refund, under current U.S. GAAP ASC605. However, fourth quarter revenue growth was still driven primarily by our accounting vertical in addition to newly acquired Beijing Ruida.”

Mr. Zhu added, “We continued to see strong growth momentum of cash receipts from online course registration, which were up a robust 61.7% year-over-year during the fourth quarter, primarily due to strong cash receipts from our core accounting test preparation courses, and more student enrollments in our longer duration premium and elite classes. The popularity of these longer duration classes is a testament to the high degree of confidence and trust students place in us. Total course enrollments were down 2.9% year-over-year in the fourth quarter, mainly due to a decrease in enrollments of our continuing education courses. However, excluding the enrollments of continuing education courses, our total course enrollments were up 8.3% year-over-year in the fourth quarter.”

Mr. Zhu concluded, “We continue to look for opportunities to further develop our business, drive growth, and strengthen our lifelong learning ecosystem. Our July 2018 acquisition of an additional 11% equity interest in Beijing Ruida brings our total equity interest in Beijing Ruida to 51%. Beijing Ruida, a leading provider of exam preparation services for participants in China’s national legal profession qualification examination, further diversifies our business model by elevating our position in China’s legal education market. In our healthcare vertical, we recently established a partnership with Tencent, aimed at improving our healthcare educational products and services, providing our students with creative learning tools, and allowing us to explore new teaching approaches in healthcare education.”

Mr. Mark Marostica, Co-Chief Financial Officer of CDEL, said, “Our fourth quarter non-GAAP operating margin was down year-over-year yet up sequentially as expected. The year-over-year decline in operating margin was primarily due to the impact of a higher mix of cash receipts from refundable accounting elite classes on our revenue as mentioned by Mr. Zhu, while the related student acquisition costs were incurred up front. The amortization of intangibles arising from the acquisition of Beijing Ruida and an increase in rental expenses from our new Anhui Qiao office location in Beijing, also adversely impacted our fourth quarter operating margin to some extent.”

Mr. Marostica, continued, “Despite the fourth quarter operating margin decline, our headcount remained relatively steady compared with fourth quarter fiscal 2017, excluding Jiangsu Asset, acquired in November 2017, and Beijing Ruida. And we are encouraged by the continued momentum of our cash receipts growth in both our fourth quarter fiscal 2018, as well as our first quarter fiscal 2019 to date. As we begin fiscal 2019, we remain steadfast in continuing to balance growth with a keen focus on profitability and prudent cost control.”

Disposal of “Tax School Program”

On November 12, 2018, the Board of directors approved to dispose 60% equity interest in Beijing Champion Tax Management and Advisory Co., Ltd. (“Champion Tax Advisory”), which operates the “Tax School Program,” to the entity’s operating team in consideration of RMB30 million ($4.3 million), subject to changes according to the cash level of Champion Tax Advisory upon execution of transaction documents. The “Tax School Program” offers tax classes for tax and accounting professionals and provides them with subscription-based access to the Company’s vast databank of tax, finance, and legal course materials and information. The disposal of Champion Tax Advisory is expected to close in the first quarter of fiscal 2019.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said, “We’ve operated the “Tax School Program” since 2013. This business has not yet generated reasonable returns after several years of investments. Therefore, we decided to dispose of 60% equity interest to the entity’s operating team, which can be more flexible in formulating future business development strategies.”

CEO Share Purchase Plan

As announced on June 25, 2018 by the Company, Mr. Zhengdong Zhu, Chairman and CEO of CDEL, had informed the Company of his intention to use his personal funds to purchase the Company’s shares for an amount up to a maximum of $25 million within one year. As of October 31, 2018, Mr. Zhu had bought a total of approximately $8.2 million of the Company’s ordinary shares and ADSs pursuant to a 10b5-1 plan in accordance with Rule 10b-18 of the Securities Exchange Act of 1934, as amended.

Fourth Quarter Fiscal 2018 Financial Results

Net Revenue. Total net revenue increased by 28.6% to $53.6 million in the fourth quarter of fiscal 2018 from $41.7 million in the fourth quarter of fiscal 2017. Net revenue from online education services, books and reference materials, and other sources contributed 68.1%, 2.1% and 29.8%, respectively, of total net revenues for the fourth quarter of fiscal 2018.

Online education services. Net revenue from online education services increased by 14.0% to $36.5 million in the fourth quarter of fiscal 2018 from $32.0 million in the fourth quarter of fiscal 2017, mainly due to revenue growth from the accounting vertical and revenue from the legal vertical contributed by Beijing Ruida.

Books and reference materials. Net revenue from books and reference materials decreased by 46.2% to $1.1 million in the fourth quarter of fiscal 2018, from $2.1 million in the fourth quarter of fiscal 2017.

Others. Net revenue from other sources increased by 110.9% to $16.0 million in the fourth quarter of fiscal 2018 from $7.6 million in the fourth quarter of fiscal 2017, primarily due to revenue growth from offline accounting professional training courses, business start-up training services, revenue from offline legal professional training courses contributed by Beijing Ruida, as well as revenue from accounting and related advisory services contributed by Jiangsu Asset.

Cost of Sales. Cost of sales increased by 58.5% to $26.2 million in the fourth quarter of fiscal 2018 from $16.6 million in the fourth quarter of fiscal 2017. Non-GAAP1 cost of sales increased by 58.6% to $26.2 million in the fourth quarter of fiscal 2018 from $16.5 million in the fourth quarter of fiscal 2017. The increase was mainly due to increased salaries and related expenses, increased lecture fees for the expansion of online and offline course offerings, increased rental and related expenses associated with the Company’s new office space in Beijing and offline training courses, expenses associated with Beijing Ruida, as well as other miscellaneous expenses.

Gross Profit and Gross Margin. Gross profit was $27.4 million in the fourth quarter of fiscal 2018, up 8.9% from $25.2 million in the prior year period. Non-GAAP1 gross profit was $27.4 million, increasing by 8.9% from $25.2 million in the prior year period. Gross margin was 51.1% in the fourth quarter of fiscal 2018, compared with 60.3% in the fourth quarter of fiscal 2017. Non-GAAP1 gross margin was 51.2% in the fourth quarter of fiscal 2018, compared with 60.4% in the fourth quarter of fiscal 2017.

Operating Expenses. Total operating expenses increased by 34.4% to $20.1 million in the fourth quarter of fiscal 2018, from $14.9 million in the prior year period. Non-GAAP1 total operating expenses increased by 36.0% to $19.5 million in the fourth quarter of fiscal 2018, from $14.3 million in the prior year period.

Selling expenses. Selling expenses increased by 60.4% to $14.3 million in the fourth quarter of fiscal 2018 from $8.9 million in the prior year period. Non-GAAP1 selling expenses increased by 60.6% to $14.3 million in the fourth quarter of fiscal 2018 from $8.9 million in the prior year period. The increase was primarily driven by an increase in salaries and related expenses, higher commissions to agents, and expenses associated with Beijing Ruida. The increase was partially offset by a decrease in advertising and promotional expenses.

General and administrative expenses. General and administrative expenses decreased by 4.0% to $5.8 million in the fourth quarter of fiscal 2018 from $6.0 million in the prior year period. Non-GAAP1 general and administrative expenses decreased by 4.1% to $5.2 million in the fourth quarter of fiscal 2018 from $5.5 million in the prior year period. The decrease was mainly due to decreased provision for doubtful debts, and other general administrative expenses, and was partially offset by expenses associated with Beijing Ruida.

Impairment loss from long-term investments. Impairment loss from long-term investments increased to $2.8 million in the fourth quarter of fiscal 2018 from $0.7 million in the prior year period, due to impairment of value of the Company’s investment in investee companies, Beijing Piyingke Technology Co., Ltd. and Mayi White-Collar Investment Management Co., Ltd.

Income Tax Expense. Income tax expense decreased by 16.2% to $1.7 million in the fourth quarter of fiscal 2018 from $2.1 million in the prior year period, primarily due to a decrease in taxable income.

Net Income. As a result of the foregoing, net income increased by 64.8% to $9.7 million in the fourth quarter of fiscal 2018 from $5.9 million in the prior year period. Non-GAAP1 net income increased by 73.9% to $12.5 million in the fourth quarter of fiscal 2018 from $7.2 million in the prior year period.

Operating Cash Flow. Net operating cash inflow increased by 471.9% to $16.7 million in the fourth quarter of fiscal 2018 from $2.9 million in the prior year period. The operating cash inflow was mainly attributable to net income before non-cash items generated in the fourth quarter of fiscal 2018. The decrease in inventories, prepayments and other assets, and the increase in income tax payable and refundable fees generated from our longer duration elite classes, also contributed to the operating cash inflow. The operating cash inflow was partially offset by the increase in accounts receivable and the decrease in deferred revenue.

Cash and Cash Equivalents, Restricted Cash and Short-term Investments. Cash and cash equivalents, restricted cash and short-term investments as of September 30, 2018 increased by 8.9% to $99.6 million from $91.5 million as of June 30, 2018, mainly due to the operating cash inflow generated in the fourth quarter of fiscal 2018, which was partially offset by the capital expenditure of $8.5 million.

Fiscal Year 2018 Financial Results

Net Revenue. Total net revenue increased by 27.2% to $166.7 million in fiscal year 2018 from $131.0 million in fiscal year 2017. Net revenue from online education services, books and reference materials, and other sources contributed 70.2%, 6.1% and 23.7%, respectively, of total net revenues for fiscal year 2018.

Online education services. Net revenue from online education services increased by 22.5% to $117.0 million in fiscal year 2018 from $95.5 million in fiscal year 2017.

Books and reference materials. Net revenue from books and reference materials increased by 13.7% to $10.2 million in fiscal year 2018, from $9.0 million in fiscal year 2017.

Others. Net revenue from other sources increased by 48.8% to $39.4 million in fiscal year 2018 from $26.5 million in fiscal year 2017.

Cost of Sales. Cost of sales increased by 53.1% to $87.9 million in fiscal year 2018 from $57.4 million in fiscal year 2017. Non-GAAP1 cost of sales increased by 53.2% to $87.7 million in fiscal year 2018 from $57.2 million in fiscal year 2017.

Gross Profit and Gross Margin. Gross profit was $78.8 million in fiscal year 2018, up 7.1% from $73.6 million in fiscal year 2017. Non-GAAP1 gross profit was $78.9 million, up 7.1% from $73.7 million in fiscal year 2017. Gross margin was 47.3% in fiscal year 2018, compared with 56.2% in fiscal year 2017. Non-GAAP1 gross margin was 47.4% in fiscal year 2018, compared with 56.3% in fiscal year 2017.

Operating Expenses. Total operating expenses increased by 21.3% to $66.0 million in fiscal year 2018, from $54.4 million in fiscal year 2017. Non-GAAP1 total operating expenses increased by 21.7% to $63.8 million in fiscal year 2018, from $52.4 million in fiscal year 2017.

Selling expenses. Selling expenses increased by 28.1% to $44.7 million in fiscal year 2018 from $34.9 million in fiscal year 2017. Non-GAAP1 selling expenses increased by 28.2% to $44.6 million in fiscal year 2018 from $34.8 million in fiscal year 2017.

General and administrative expenses. General and administrative expenses increased by 9.2% to $21.3 million in fiscal year 2018 from $19.5 million in fiscal year 2017. Non-GAAP1 general and administrative expenses increased by 9.0% to $19.2 million in fiscal year 2018 from $17.6 million in fiscal year 2017.

Impairment loss from long-term investments. Impairment loss from long-term investments increased to $2.8 million in fiscal year 2018 from $0.7 million in fiscal year 2017.

Income Tax Expense. Income tax expense decreased by 50.1% to $2.3 million in fiscal year 2018 from $4.6 million in fiscal year 2017.

Net Income. As a result of the foregoing, net income decreased by 22.2% to $11.6 million in fiscal year 2018 from $14.9 million in fiscal year 2017. Non-GAAP1 net income decreased by 8.9% to $16.1 million in fiscal year 2018 from $17.7 million in fiscal year 2017.

Operating Cash Flow. Net operating cash inflow increased by 33.6% to $50.4 million in fiscal year 2018 from $37.7 million in fiscal year 2017.

Outlook

For the first quarter of fiscal 2019, the Company expects to generate total net revenue in the range of $38.7 million to $40.5 million, representing year-over-year growth of approximately 8% to 13%.

For fiscal year 2019, the Company expects to generate total net revenues in the range of $208.3 million to $216.7 million, representing year-over-year growth of approximately 25% to 30%.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on Wednesday, November 21, 2018 (9:00 p.m. Beijing Time on Wednesday, November 21, 2018) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US Toll Free: +1-866-519-4004

International: +65-6713-5090

Mainland China: 400-620-8038

Hong Kong: +852-3018-6771

United Kingdom: +44-203-6214-779

Passcode: CDEL or DL

A telephone replay will be available two hours after the call until November 28, 2018 by dialing:

US Toll Free: +1-855-452-5696

International: +61-2-8199-0299

Mainland China: 400-632-2162

Hong Kong: 800-963-117

United Kingdom: 0808-234-0072

Replay Passcode: 7085869

Additionally, a live and archived webcast of the conference call will be available at http://ir.cdeledu.com.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education and value-added services for professionals and corporate clients in China. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, legal and other industries. The Company also offers professional education courses for participants in the national judicial examination, online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, practical accounting training courses for college students and working professionals, as well as third-party developed online courses. In addition, the Company provides business services to corporate clients, including but not limited to tax advisory and accounting outsourcing services. For further information, please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the first quarter and full fiscal year 2019 and quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, the anticipated benefits of strategic growth initiatives, including the acquisition of Beijing Ruida, the partnership with Tencent, the promotion of the Company’s lifelong learning ecosystem, as well as cost control) contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; future prospects and market acceptance of our courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our courses and other products and services; competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet, Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed or furnished with the SEC. All information provided in this press release is as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin, operating margin, gross profit margin and basic and diluted earnings per ADS and per share. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and impairment loss of long-term investments. However, non-GAAP financial measures may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses and impairment loss of long-term investments from the above-mentioned line items and presenting these non-GAAP measures is that such items may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited Investor Relations Department Tel: +86-10-8231-9999 ext. 1826 Email: IR@cdeledu.com	The Piacente Group | Investor Relations Brandi Piacente Tel: +1 212-481-2050 Email: DL@tpg-ir.com

(Financial Tables on Following Pages)

China Distance Education Holdings Limited

Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2017	September 30, 2018
	(Derived from Audited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	60,526	30,826
Restricted cash	34,855	51,736
Short term investments	5,261	17,073
Accounts receivable, net of allowance for doubtful accounts of US$1,342 and US$1,191 as of September 30, 2018 and September 30, 2017, respectively	5,525	7,243
Inventories	864	2,782
Prepayment and other current assets	10,439	17,013
Deferred tax assets, current portion	1,654	—
Deferred cost	711	1,125

Total current assets	119,835	127,798

Non-current assets:
Property, plant and equipment, net	14,022	27,972
Goodwill	29,459	79,910
Long term investments	43,631	33,837
Other intangible assets, net	9,947	39,106
Deposit for purchase of non-current assets	641	8,126
Deferred tax assets, non-current portion	—	5,711
Other non-current assets	7,016	6,428

Total non-current assets	104,716	201,090

Total assets	224,551	328,888

Liabilities and equity:
Current liabilities:
Bank borrowings	29,965	50,538
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$33,957 and US$31,684 as of September 30, 2018 and September 30, 2017, respectively)	38,767	42,141
Amount due to a related party	1,648	—
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$4,847 and US$3,641 as of September 30, 2018 and September 30, 2017, respectively)	6,750	9,293
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$77,262 and US$49,575 as of September 30, 2018 and September 30, 2017, respectively)	50,506	78,157
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$13,837 and US$1,074 as of September 30, 2018 and September 30, 2017, respectively)	1,074	13,837

Total current liabilities	128,710	193,966

Non-current liabilities:
Deferred tax liabilities, non-current portion	3,099	12,693
Long-term bank borrowing	19,930	12,464

Total non-current liabilities	23,029	25,157

Total liabilities	151,739	219,123

Equity:
Ordinary shares (par value of US$0.0001 per share at September 30, 2018 and September 30, 2017, respectively; Authorized –500,000,000 shares at September 30, 2018 and September 30, 2017, respectively; Issued and outstanding –133,275,521 and 131,854,773 shares at September 30, 2018 and September 30, 2017, respectively)	13	13
Additional paid-in capital	19,097	21,557
Accumulated other comprehensive loss	(3,367)	(7,013)
Retained earnings	33,040	29,717

Total China Distance Education Holdings Limited shareholder’s equity	48,783	44,274
Noncontrolling interest	24,029	65,491

Total equity	72,812	109,765

Total liabilities and equity	224,551	328,888

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended September 30,
	2017	2018
Sales, net of business tax, value-added tax and related surcharges:
Online education services	32,045	36,539
Books and reference materials	2,093	1,125
Others	7,570	15,962
- Sale of learning simulation software	2,930	2,974
- Business start-up training services	1,102	1,724
- Others	3,538	11,264

Total net revenues	41,708	53,626

Cost of sales
Cost of services and others	(14,513)	(24,798)
Cost of tangible goods sold	(2,042)	(1,442)

Total cost of sales	(16,555)	(26,240)

Gross profit	25,153	27,386

Operating expenses
Selling expenses	(8,906)	(14,287)
General and administrative expenses	(6,037)	(5,793)

Total operating expenses	(14,943)	(20,080)
Change in fair value in connection with business combination	—	3,950
Other operating income	328	926

Operating income	10,538	12,182

Impairment loss from long-term investments	(679)	(2,835)
Interest income	375	717
Interest expense	(615)	(809)
Exchange gain/(loss)	(1,429)	2,973

Income before income taxes	8,190	12,228
Income tax expense	(2,051)	(1,720)
Loss from equity method investment	(34)	(21)

Net income	6,105	10,487
Net income attributable to noncontrolling interest	(239)	(821)

Net income attributable to China Distance Education Holdings Limited	5,866	9,666

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.044	0.073
Diluted	0.044	0.072
Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.178	0.290
Diluted	0.177	0.290
Weighted average shares used in calculating net income per share:
Basic	131,517,541	132,731,579
Diluted	132,197,374	133,396,825

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Year Ended September 30,
	2017	2018
	(Derived from Audited)
Sales, net of business tax, value-added tax and related surcharges:
Online education services	95,503	117,026
Books and reference materials	8,980	10,213
Others	26,505	39,429
- Sale of learning simulation software	11,522	11,576
- Business start-up training services	5,223	4,582
- Others	9,760	23,271

Total net revenues	130,988	166,668
Cost of sales
Cost of services and others	(50,540)	(78,936)
Cost of tangible goods sold	(6,872)	(8,947)

Total cost of sales	(57,412)	(87,883)
Gross profit	73,576	78,785
Operating expenses
Selling expenses	(34,910)	(44,717)
General and administrative expenses	(19,468)	(21,253)

Total operating expenses	(54,378)	(65,970)
Change in fair value in connection with business combination	—	84
Other operating income	1,912	3,051

Operating income	21,110	15,950
Impairment loss from long-term investments	(679)	(2,835)
Interest income	1,531	2,522
Interest expense	(1,049)	(3,331)
Exchange gain	128	2,476

Income before income taxes	21,041	14,782
Income tax expense	(4,620)	(2,307)
Loss from equity method investment	(153)	(172)

Net income	16,268	12,303
Net income attributable to noncontrolling interest	(1,333)	(677)

Net income attributable to China Distance Education Holdings Limited	14,935	11,626

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.113	0.087
Diluted	0.112	0.087
Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.453	0.347
Diluted	0.448	0.347
Weighted average shares used in calculating net income per share:
Basic	131,432,211	132,363,620
Diluted	133,203,255	133,117,155

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended September 30,
	2017	2018
	(Unaudited)	(Unaudited)
Cost of sales	16,555	26,240
Share-based compensation expense in cost of sales	43	45
Non-GAAP cost of sales	16,512	26,195

Selling expenses	8,906	14,287
Share-based compensation expense in selling expenses	22	20
Non-GAAP selling expenses	8,884	14,267

General and administrative expenses	6,037	5,793
Share-based compensation expense in general and administrative expenses	581	560
Non-GAAP general and administrative expenses	5,456	5,233

Gross profit	25,153	27,386
Share-based compensation expenses	43	45
Non-GAAP gross profit	25,196	27,431

Gross profit margin	60.3%	51.1%
Non-GAAP gross profit margin	60.4%	51.2%

Operating income	10,538	12,182
Share-based compensation expenses	646	625
Non-GAAP operating income	11,184	12,807

Operating margin	25.3%	22.7%
Non-GAAP operating margin	26.8%	23.9%

Net income	5,866	9,666
Share-based compensation expense	646	625
Impairment loss from long-term investments, net of tax	679	2,212
Non-GAAP net income	7,191	12,503

Net income margin	14.1%	18.0%
Non-GAAP net income margin	17.2%	23.3%

Net income per share—basic	0.044	0.073
Net income per share—diluted	0.044	0.072
Non-GAAP net income per share—basic	0.055	0.094
Non-GAAP net income per share—diluted	0.054	0.094

Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.178	0.290
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.177	0.290
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.219	0.377
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.218	0.375

Weighted average shares used in calculating basic net income per share	131,517,541	132,731,579
Weighted average shares used in calculating diluted net income per share	132,197,374	133,396,825
Weighted average shares used in calculating basic non-GAAP net income per share	131,517,541	132,731,579
Weighted average shares used in calculating diluted non-GAAP net income per share	132,197,374	133,396,825

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Year Ended September 30,
	2017	2018
	(Unaudited)	(Unaudited)
Cost of sales	57,412	87,883
Share-based compensation expense in cost of sales	164	161
Non-GAAP cost of sales	57,248	87,722

Selling expenses	34,910	44,717
Share-based compensation expense in selling expenses	85	80
Non-GAAP selling expenses	34,825	44,637

General and administrative expenses	19,468	21,253
Share-based compensation expense in general and administrative expenses	1,862	2,065
Non-GAAP general and administrative expenses	17,606	19,188

Gross profit	73,576	78,785
Share-based compensation expenses	164	161
Non-GAAP gross profit	73,740	78,946

Gross profit margin	56.2%	47.3%
Non-GAAP gross profit margin	56.3%	47.4%

Operating income	21,110	15,950
Share-based compensation expenses	2,111	2,306
Non-GAAP operating income	23,221	18,256

Operating margin	16.1%	9.6%
Non-GAAP operating margin	17.7%	11.0%

Net income	14,935	11,626
Share-based compensation expense	2,111	2,306
Impairment loss from long-term investments, net of tax	679	2,212
Non-GAAP net income	17,725	16,144

Net income margin	11.4%	7.0%
Non-GAAP net income margin	13.5%	9.7%

Net income per share—basic	0.113	0.087
Net income per share—diluted	0.112	0.087
Non-GAAP net income per share—basic	0.135	0.122
Non-GAAP net income per share—diluted	0.133	0.121

Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.453	0.347
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.448	0.347
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.539	0.488
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.532	0.485

Weighted average shares used in calculating basic net income per share	131,432,211	132,363,620
Weighted average shares used in calculating diluted net income per share	133,203,255	133,117,155
Weighted average shares used in calculating basic non-GAAP net income per share	131,432,211	132,363,620
Weighted average shares used in calculating diluted non-GAAP net income per share	133,203,255	133,117,155

Note 1: Each ADS represents four ordinary shares